1. To approve the liquidation and termination of the Kinetics Government Money Market Fund as set forth in a Plan of Liquidation and Termination adopted by the Board of Directors of the Company.

No. of Shares  % of Outstanding Shares % of Shares voted
Affirmative 1,391,666.290 55.477% 99.918%
Against 1,142.770 0.045% 0.082%
Abstain .000 0.000% 0.000%
TOTAL 1,392,809.060 55.522% 100.000%